New York, April 25, 2006

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

                          John Deere Receivables, Inc.
                       Registration Statement on Form S-3
                               File No. 333-130966

Dear Sir or Madam:

         Pursuant to the provisions of Rule 461, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), John Deere Receivables, Inc. (the "Company") hereby requests that the effective date of the Company's Registration Statement on Form S-3 (Registration No. 333-130966) (the "Registration Statement") be accelerated to, and the Registration Statement be declared effective at, 9:15 a.m., Washington, D.C. time, or as soon thereafter as practicable, on Friday, April 28, 2006.

         The Company acknowledges that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement.

         Furthermore, the Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

                                                   Sincerely,

                                                   JOHN DEERE RECEIVABLES, INC.

                                                   By:/s/ Steven E. Warren
                                                      --------------------------
                                                      Name:  Steven E. Warren
                                                      Title: Vice President